UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from ________ to _________

Commission File Number 33-57981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Worthington Industries, Inc. Deferred Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

     The financial statements and supplemental schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan are being filed herewith:

Worthington Industries, Inc. Deferred Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Page
Reports of Independent Registered Public Accounting Firms	6-7
Financial Statements:
Statements of Net Assets Available for Benefits	8
At December 31, 2003 and 2002
Statements of Changes in Net Assets Available for Benefits	9
For the Years Ended December 31, 2003 and 2002
Notes to Financial Statements	10-12
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	13
At December 31, 2003

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN
By:	Administrative Committee,
Plan Administrator

	By:	/s/Dale T. Brinkman
Date: June 28, 2004		Dale T. Brinkman, Member

Worthington Industries, Inc.

Deferred Profit Sharing Plan

Financial Statements

and

Supplemental Schedule

December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Plan Administrator
Worthington Industries, Inc.
  Deferred Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

June 11, 2004	Columbus, Ohio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Worthington Industries, Inc. Deferred Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

May 19, 2003	Columbus, Ohio

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
At December 31, 2003 and 2002

	2003	2002
Investments:
Investment in the Worthington Deferred Profit Sharing Plan Master Trust	$158,774,959	$139,563,986
Other investments	86,472	83,639

Total investments	158,861,431	139,647,625
Employer contribution receivable	581,904	231,586

Net assets available for benefits	$159,443,335	$139,879,211

See accompanying notes to financial statements.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investment held in the Worthington Deferred Profit Sharing Plan Master Trust	$25,286,785	$(16,133,334)
Interest and dividends	3,385,878	3,877,253
Net change in fair value of other investments	2,833	2,943

Total investment income (loss)	28,675,496	(12,253,138)

Contributions:
Participant	6,923,068	7,129,946
Employer profit sharing	4,273,312	5,574,308
Employer match	1,809,874	—
Rollover contributions	754,745	709,740

Total contributions	13,760,999	13,413,994

Total additions	42,436,495	1,160,856

Deductions from net assets attributed to:
Withdrawals and benefit payments	12,559,299	14,409,309
Administrative expenses	21,123	18,756

Total deductions	12,580,422	14,428,065
Plan to plan transfers	(10,291,949)	957

Net increase (decrease)	19,564,124	(13,266,252)
Net assets available for benefits:
Beginning of year	139,879,211	153,145,463

End of year	$159,443,335	$139,879,211

See accompanying notes to financial statements.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1) Description of the Plan

The following description of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all nonunion employees of Worthington Industries, Inc. (the Sponsor) and its subsidiaries. Employees must be at least 18 years of age and have completed one year of service. Effective April 1, 2003, full-time employees will be eligible to participate in the Plan after 90 days of service. Seasonal and part-time employees will be eligible to participate in the Plan after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee of the Plan is Fidelity Management Trust Company (the Trustee).

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the Master Trust); the other plans are the Worthington Steel (Malvern) Union Retirement Savings Plan and the Gerstenslager Union Retirement Savings Plan. Effective January 2002, the TWB Company, LLC Deferred Profit Sharing Plan, which was included in The Master Trust in 2001, withdrew from the Master Trust. In January 2003, Gerstenslager salaried employees were moved from the Plan into the Gerstenslager Deferred Profit Sharing Plan, a new plan within the Master Trust.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

(b)	Participant Contributions

Participants may make pretax contributions up to a maximum of 50% of their annual compensation into a choice of investment options. Participants may also make contributions in the form of rollovers from another qualified pension or profit sharing plan or from an individual retirement account. Pretax contributions are subject to limitations proposed by the Internal Revenue Code (IRC).

(c)	Employer Contributions

The Sponsor makes quarterly contributions of a portion of its net operating income before cash profit-sharing and provision for federal income taxes to comply with the safe-harbor provisions set forth in IRC Section 401(k)(12)(C). At the end of the Plan year, to the extent necessary, an additional contribution is made by the Sponsor to ensure that all active participants who have not received at least three percent of such participants’ compensation for the Plan year in employer contributions, receive that amount. Additional profit-sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation and years of service. Effective January 1, 2003, the Sponsor began matching 50 cents on the dollar of voluntary contributions of the first four percent of such participants’ compensation. Participants direct their contributions among a choice of the Plan’s 15 investment options. All contributions are allocated to the designated investment options based upon the participants’ discretion, though, to the extent that participants receiving profit-sharing contributions have made no allocation election, the participants’ profit-sharing contribution is invested in the Managed Income Portfolio investment option.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer contributions, Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(e)	Vesting

Participants are immediately vested in all contributions and related earnings credited to their accounts.

(f)	Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan) or the attainment of age 59-1/2. Distributions may also be made to a participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum.

(2) Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b)	Participant Loans

Under the terms of the Plan, a participant in the Plan may borrow up to a maximum of $50,000 or 50% of the participant’s vested account balance. The repayment terms of loans may not exceed five years, except for loans used to acquire the participant’s principal residence, which may not exceed ten years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with market rates for similar loans. Principal and interest are paid through payroll deduction.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Administrative Expenses

Substantially all Plan expenses are paid by the Sponsor.

(e)	Plan to Plan Transfers

Participants within the Plan are permitted to transfer their account to another plan sponsored by the Sponsor in the event they change employers within the group. The Gerstenslager salaried employees that had been participants in the Plan were transferred into a new plan, Gerstenslager Deferred Profit Sharing Plan, as of January 1, 2003. Total assets of $10,131,430 were transferred as of April 2, 2003. The assets of the Gerstenslager Deferred Profit Sharing Plan continue to be held in the Master Trust.

(f)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Investment Valuation and Income Recognition

The Master Trust’s investments are stated at fair value. Fair value for the mutual funds is determined by the respective quoted market prices and for the commingled trust and Worthington Industries, Inc. Common Stock Fund, based on the per unit price at year-end. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation (depreciation) in the aggregate fair value of investments. Life insurance contracts held by the Plan are valued at their cash surrender value.

Participant loans are reported at carrying cost plus accrued interest as determined by the Trustee, which approximates fair value.

The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Investment transactions are reflected on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(h)	Contributions

Participant contributions and the employer matching contributions are recognized when the participant contributions are withheld from the participant’s earnings. Profit-sharing contribution are recognized when due.

(3) Investments

The fair value of investments of the Master Trust are as follows at December 31:

	2003	2002
Mutual funds	$125,378,390	$94,222,792
Worthington Industries, Inc. Common Stock Fund	27,463,502	30,296,489
Commingled trust fund	15,507,947	12,840,674
Participant loans	2,751,926	2,333,113

	$171,101,765	$139,693,068

The Plan’s share of the investments held by the Master Trust is 93% and 99% at December 31, 2003 and 2002, respectively. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Investment income for the Master Trust for the years ended December 31 is as follows:

	2003	2002
Net realized and unrealized (depreciation) appreciation in the fair value of investments:
Mutual funds	$23,866,712	$(18,976,196)
Worthington Industries, Inc. Common Stock Fund	4,056,547	2,790,242

	27,923,259	(16,185,954)
Interest and dividends	3,568,605	3,880,809

	$31,491,864	$(12,305,145)

(4) Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The final amount accumulated in the participants’ accounts will be distributed in accordance with IRC Section 401(k)(10).

(5) Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated November 25, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC that exempts the Plan from federal tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(6) Transactions with Parties-in-Interest

At December 31, 2003 and 2002, the Master Trust held 2,623,066 and 1,950,968, respectively, common shares of the Sponsor in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund), respectively. The Master Trust received cash dividends from the Sponsor of $1,104,003 and $1,283,266 for the years ended December 31, 2003 and 2002, respectively.

Schedule 1

WORTHINGTON INDUSTRIES, INC.
DEFERRED PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(c)
Description of investment
	(b)	including maturity date, rate		(e)
	Identity of issue, borrower,	of interest, collateral, par or	(d)	Current
(a)	lessor or similar party	maturity value	Cost	value
	Mass Mutual Life Insurance Company	Life Insurance Contracts	* *	$86,472

**	Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, as all assets are participant directed.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit	Page
23(a)	Consent of Independent Registered Public Accounting Firm – KPMG LLP	15
23(b)	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers, LLP	16